Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) GOLD FIELDS HOSTS A CAPITAL MARKETS DAY – SHOWCASING THE VALUE AND POTENTIAL OF OUR PORTFOLIO Gold Fields is pleased to announce that the Company will be hosting its inaugural Capital Markets Day at 15:00 SAST today, 12 November 2025. The event will provide shareholders with a comprehensive update on Gold Fields’ strategic initiatives aimed at enhancing both the quality and value of its portfolio. Key topics covered will include: • Five-year outlook: Gold Fields will present a five-year outlook across production, costs and capital expenditure as well as projected cash flows. In addition, management will also present opportunities within the current portfolio of assets that will enable the Company to maintain a production profile between 2.5Moz – 3.0Moz per annum, improve its cost base and extend life into the next decade. • Update on the Windfall Project: Gold Fields will provide an updated capital estimate for the Windfall Project together with the expected construction schedule. The Windfall Project presents significant growth potential, both at the Windfall deposit and on the greater land package, which underpins the Company’s intention to create a new multi-decade mining district in the Gold Fields portfolio. • Capital allocation framework and revised dividend policy: A refined capital allocation framework will be presented, which includes a revised dividend policy. The Company’s Board of Directors has approved a revised dividend policy which includes a targeted base dividend of 35% of free cash flow before discretionary growth investments, with a minimum dividend of US$0.50 per share (paid semi- annually at US$0.25 per share), subject to maintaining an adjusted net debt to adjusted EBITDA ratio of below 1.0 times. Should this minimum be lower than the targeted 35% of free cash flow before discretionary growth investments, Gold Fields will make a top-up payment to bring the total base dividend to 35% of free cash flow before discretionary growth investments. • Additional shareholder returns of up to US$500m over the next two years: In addition to the base dividend described above, based on the operating and financial performance in 2025 to date, and current cash flow projections, the Company expects to provide shareholders with an additional return of up to US$500m to be delivered over a two-year period. This additional return will be in the form of share buybacks and/or special dividends. The timing and composition of such returns will be communicated with the 2025 final dividend declaration. The presentation materials and invitation with registration link are available and can be accessed on the company’s website at https://www.goldfields.com/. 12 November 2025 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Investor and media enquiries: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com About Gold Fields Gold Fields is a globally diversified gold producer with nine mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. The Company has total attributable annual gold-equivalent production of 2.1Moz, proved and probable gold Mineral Reserves of 44.3Moz, measured and indicated gold Mineral Resources of 30.4Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.6Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Forward Looking Statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward- looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities (including the permitting, development and operations of the Windfall Project and opportunities in the greater Windfall land package) and other initiatives, anticipated benefits of acquisitions or joint ventures (including the acquisition of Gold Road Resources), the ability to successfully renew, extend and/or retain mining rights, licences or other interests (including the satisfaction of licence conditions), ability to conclude divestments on favourable terms (if at all), business prospects, financial positions (including anticipated cash flows and costs), anticipated shareholder returns, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward- looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Readers should consider these statements in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2024 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 27 March 2025 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.